PRICING SUPPLEMENT NO. 342
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-155535
Dated October 27, 2009



Performance

Step Performance Securities
Linked to the Dow Jones Industrial Average^{SM}

Strategic Alternatives to Indexing

JPMorgan Chase & Co. $6,379,000 Securities linked to the Dow Jones Industrial Average^{SM} due October 31, 2011

Investment Description

Step Performance Securities (the "Securities") are senior unsecured debt Securities issued by JPMorgan Chase & Co. with returns linked to the performance of the Dow Jones Industrial Average^{SM} (the "Underlying Index"). At maturity, if the Index Return is zero or positive, you will receive your principal amount plus a return equal to the greater of (a) the Index Return and (b) the Step Return of 20.50%. If the Index Return is negative, you will receive your principal amount reduced by the Index Return. You will not receive any periodic interest payments during the term of the Securities. **Investing in the Securities involves significant risks. You may lose some or all of your investment if the Index Return is negative. Any payment on the Securities is subject to the creditworthiness of JPMorgan Chase & Co.**

Features

❑ **Core Investment Opportunity**—If you are seeking market exposure to the Underlying Index, the Securities may provide an alternative to traditional investments. The Securities provide positive and negative exposure to the performance of the Dow Jones Industrial Average^{SM} with a Step Return feature at maturity.

❑ **Step Return Feature**—If the Index Return at maturity is zero or positive, the return on the Securities will be the greater of the Step Return of 20.50% and the Index Return. You will have full downside exposure to any negative Index Return at maturity.

Key Dates

Trade Date:	October 27, 2009
Settlement Date:	October 30, 2009
Final Valuation Date[1]:	October 25, 2011
Maturity Date[1]:	October 31, 2011

[1] Subject to postponement in the event of a market disruption event or certain other circumstances as described under "General Terms of the Securities – Market Disruption Events" in the accompanying product supplement no. UBS-12-A-I.

Security Offering

We are offering Step Performance Securities linked to the Dow Jones Industrial Average^{SM}. The Securities are offered at a minimum investment of $1,000, or 100 securities, in denominations of $10 and integral multiples of $10 in excess thereof.

Underlying Index	Term	Step Return	Index Starting Level	CUSIP	ISIN
The Dow Jones Industrial Average^{SM}	2 years	20.50%	9882.17	46634E700	US46634E7004

See "Additional Information about JPMorgan Chase & Co. and the Securities" on page 2. The Securities will have the terms set forth in the Step Performance Securities product supplement no. UBS-12-A-I relating to the Securities, the accompanying prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008 and this pricing supplement. See "Key Risks" on page 6 and the more detailed "Risk Factors" beginning on page PS-10 of the accompanying Step Performance Securities product supplement no. UBS-12-A-I for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement no. UBS-12-A-I. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of JPMorgan Chase & Co. and are not FDIC insured.

Price to Public[1]		Fees and Commissions[2]		Proceeds to JPMorgan Chase & Co.	
Total	Per Security	Total	Per Security	Total	Per Security
$6,379,000	$10	$127,580	$0.20	$6,251,420	$9.80

[1] The price to the public includes the cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-40 of the accompanying product supplement no. UBS-12-A-I, "Supplemental Plan of Distribution (Conflicts of Interest)" on page 9 of this pricing supplement and "Plan of Distribution (Conflicts of Interest)" on page PS-166 of the accompanying product supplement no. UBS-12-A-I.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.20 per $10 principal amount Security.

*The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Securities

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Securities are a part, and the more detailed information contained in product supplement no. UBS-12-A-I dated October 20, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the Securities, supplements the term sheet related hereto dated October 20, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-12-A-I, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Product supplement no. UBS-12-A-I dated October 20, 2009:
   http://www.sec.gov/Archives/edgar/data/19617/000089109209003948/e36802_424b2.htm

♦ Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

♦ Prospectus dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," "our" or the "Issuer" refers to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if:

♦ You seek an investment with a return linked to the performance of the Underlying Index.

♦ You are willing to risk losing up to 100% of your principal amount invested.

♦ You are willing to expose your principal to the full downside performance of the Underlying Index.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as issuer of the Securities.

♦ You believe that the level of the Underlying Index will stay the same or increase over the term of the Securities.

♦ You do not seek current income from this investment.

♦ You are willing to hold the Securities to maturity, a term of 2 years.

♦ You are not seeking an investment for which there will be an active secondary market.

♦ You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, is willing to trade the Securities.

♦ You are willing to forgo dividends or other distributions paid on the stocks included in the Underlying Index.

The Securities may not be suitable for you if:

♦ You are unwilling to be exposed to fluctuations in the market prices of the stocks comprising the Underlying Index.

♦ You are not willing to make an investment in which you could lose up to 100% of your principal amount.

♦ You are unwilling to make an investment that is exposed to the full downside performance risk of the Underlying Index and is not principal protected.

♦ You are unable or unwilling to assume the credit risk associated with JPMorgan Chase & Co., as issuer of the Securities.

♦ You seek an investment that is principal protected.

♦ You believe that the level of the Underlying Index will decrease over the term of the Securities.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from your investment.

♦ You are unable or unwilling to hold the Securities to maturity.

♦ You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" on page 7 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-12-A-I for risks related to an investment in the Securities.

Terms

Issuer	JPMorgan Chase & Co.
Principal Amount per Security	$10 per Security. The Securities are offered at a minimum investment of $1,000, or 100 Securities.
Term	2 years
Underlying Index	The Dow Jones Industrial Average[SM]
Payment at Maturity (per Security)	**If the Index Return is greater than or equal to zero**, you will receive at maturity a cash payment, per $10 principal amount Security, of $10 plus the greater of: a) $10 × Step Return, and b) $10 × Index Return; **If the Index Return is negative**, you will receive at maturity a cash payment, per $10 principal amount Security, calculated as follows: $10 + ($10 × Index Return). *Accordingly, if the level of the Underlying Index has declined as of the Final Valuation Date, you may lose up to 100% of your principal.*
Step Return	20.50%
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	9882.17, which was the Underlying Index closing level on the Trade Date.
Index Ending Level	The Underlying Index closing level on the Final Valuation Date.

Determining Payment at Maturity



Determine the Index Return
On the Final Valuation Date, the percentage change from the Index Starting Level to the Index Ending Level.
Is the Index Return greater than or equal to zero?
Yes
You will receive your principal plus, for each $10 principal amount Security, an amount calculated as the greater of:
a) $10 × Step Return, and
b) $10 × Index Return
No
Is the Index Return negative?
Yes
You will suffer a loss. The amount you will receive per $10 principal amount Security is calculated as follows:
$10 + ($10 × Index Return)

If the Index Return is negative, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Ending Level declines beyond the Index Starting Level.

Accordingly, you could lose up to 100% of your principal depending on how much the Underlying Index declines.

Hypothetical Examples of How the Securities Perform

The following examples illustrate the payment at maturity on a hypothetical offering of the Securities assuming the following:

Term:	2 years
Principal amount:	$10 per Security
Hypothetical Index Starting Level[†]:	10000.00
Step Return:	20.50%

† Not the actual Index Starting Level with respect to the Securities, which is 9882.17.

Example 1: The closing level of the Underlying Index increases from an Index Starting Level of 10000.00 to an Index Ending Level of 16000.00.

Because the Index Return is 60%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the greater of (a) the principal amount multiplied by the Index Return and (b) the principal amount multiplied by the Step Return.

Because the Index Return of 60% is greater than the Step Return of 20.50%, at maturity, the investor will receive a cash payment per $10 principal amount Security equal to:

$$\text{principal amount} + (\text{principal amount} \times \text{Index Return}) = \$10 + (\$10 \times 60\%) = \$16.00$$

Investor receives $16.00 at maturity for each Security for a total return on the Securities equal to the Index Return of 60%.

Example 2: The closing level of the Underlying Index neither increases nor decreases from an Index Starting Level of 10000.00 to an Index Ending Level of 10000.00.

Because the Index Return is 0%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the greater of (a) the principal amount multiplied by the Index Return and (b) the principal amount multiplied by the Step Return.

Because the Index Return of 0% is less than the Step Return of 20.50%, at maturity, the investor will receive a cash payment per $10 principal amount Security equal to:

$$\text{principal amount} + (\text{principal amount} \times \text{Step Return}) = \$10 + (\$10 \times 20.50\%) = \$12.05$$

Investor receives $12.05 at maturity for each Security for a total return on the Securities equal to the Step Return of 20.50%.

Example 3: The closing level of the Underlying Index increases from an Index Starting Level of 10000.00 to an Index Ending Level of 11500.00.

Because the Index Return is 15%, the investor would receive at maturity the principal amount of each Security plus an additional payment equal to the greater of (a) the principal amount multiplied by the Index Return and (b) the principal amount multiplied by the Step Return.

Because the Index Return of 15% is less than the Step Return of 20.50%, at maturity, the investor will receive a cash payment per $10 principal amount Security equal to:

$$\text{principal amount} + (\text{principal amount} \times \text{Step Return}) = \$10 + (\$10 \times 20.50\%) = \$12.05$$

Investor receives $12.05 at maturity for each Security for a total return on the Securities equal to the Step Return of 20.50%.

Example 4: The closing level of the Underlying Index decreases from an Index Starting Level of 10000.00 to an Index Ending Level of 7000.00.

Because the Index Return is -30%, the investor would receive at maturity an amount equal to the principal amount of each Security plus the product of (i) the principal amount multiplied by (ii) the Index Return.

Because the Index Return of -30% is negative, at maturity, the investor will receive a cash payment per $10 principal amount Security equal to:

$$\text{principal amount} + (\text{principal amount} \times \text{Index Return}) = \$10 + (\$10 \times -30\%) = \$7.00$$

Investor receives $7.00 at maturity for each Security for a total loss on the Securities equal to the Index Return of -30%.

Hypothetical Return Table of Securities at Maturity

The table below is based on the following:

Term:	2 years
Principal amount:	$10 per Security
Hypothetical Index Starting Level[††]:	10000.00
Step Return:	20.50%
Range of Underlying Index Performance:	60% to -60%

†† Not the actual Index Starting Level with respect to the Securities, which is 9882.17.

Hypothetical Index Ending Level	Hypothetical Index Return[(1)]	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity
16,000.00	60.00%	$16.00	60.00%
15,000.00	50.00%	$15.00	50.00%
14,000.00	40.00%	$14.00	40.00%
13,000.00	30.00%	$13.00	30.00%
12,100.00	21.00%	$12.10	21.00%
12,050.00	20.50%	$12.05	20.50%
11,500.00	15.00%	$12.05	20.50%
11,000.00	10.00%	$12.05	20.50%
10,500.00	5.00%	$12.05	20.50%
10,000.00	0.00%	$12.05	20.50%
9,500.00	-5.00%	$9.50	-5.00%
9,000.00	-10.00%	$9.00	-10.00%
8,500.00	-15.00%	$8.50	-15.00%
8,000.00	-20.00%	$8.00	-20.00%
7,000.00	-30.00%	$7.00	-30.00%
6,000.00	-40.00%	$6.00	-40.00%
5,000.00	-50.00%	$5.00	-50.00%
4,000.00	-60.00%	$4.00	-60.00%

(1) The Underlying Index is a price return index. Therefore, the Index Return will not include any dividends paid on the stocks comprising the Underlying Index.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement no. UBS-12-A-I. Investing in the Securities is not equivalent to investing directly in any of the equity securities (the "index constituent stocks") comprising the Underlying Index. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **At maturity, you risk losing some or all of your principal** — The Securities do not guarantee any return of principal at maturity. We will not pay you 100% of your principal amount at maturity if the Index Return is negative. In that case, we will deliver to you at maturity an amount in cash equal to your principal amount reduced by the Index Return. This amount will be less than 100% of the principal amount of your Securities and you will be exposed to the full downside risk of the Underlying Index. **Accordingly, you may lose some or all of your principal if the Index Return is negative.**

♦ **Credit risk of JPMorgan Chase & Co.** — The Securities are senior unsecured debt obligations of the Issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

♦ **Market risk** — The return on the Securities is directly linked to the performance of the Underlying Index and indirectly linked to the value of the index constituent stocks, and will depend on whether, and the extent to which, the Index Return is positive. You may lose some or all of your principal if the Index Return is negative.

♦ **No interest or dividend payments** — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on any index constituent stocks.

♦ **Certain built-in costs are likely to adversely affect the value of the Securities prior to maturity** — While the Payment at Maturity, if any, described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes commissions and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI may be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from commissions and hedging costs, including those set forth under "Price prior to maturity" below.

The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **Owning the Securities is not the same as owning the index constituent stocks** — Owning the Securities is not the same as owning the index constituent stocks. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.

♦ **The Underlying Index reflects price return, not total return** — The return on your Securities is based on the performance of the Underlying Index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a "total return" index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.

♦ **Lack of liquidity** — The Securities will not be listed on any securities exchange. JPMSI intends to offer to purchase the Securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMSI is willing to buy the Securities.

♦ **Price prior to maturity** — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the market price of the Underlying Index; the expected volatility of the Underlying Index; the time to maturity of the Securities; the dividend rate on the equity securities underlying the Underlying Index; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; and the creditworthiness of JPMorgan Chase & Co., including actual or anticipated downgrades in its credit ratings.

♦ **We are one of the companies that make up the Dow Jones Industrial Average**ᔆᴹ — We are one of the companies that make up the Dow Jones Industrial Averageˢᴹ. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Underlying Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities underlying the Underlying Index, or your Securities. None of the money you pay us will go to the sponsor of the Underlying Index or any of the other companies included in the Underlying Index and none of those companies will be involved in the offering of the Securities in any way. Neither they nor we will have any obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of your Securities.

♦ **Potential conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦ **Potential JPMorgan Chase & Co. impact on price** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the stocks comprising the Underlying Index or in futures, options, exchange-traded funds or other derivative products on equity stocks comprising the Underlying Index, may adversely affect the market value of the stocks comprising the Underlying Index, the level of the Underlying Index, and, therefore, the market value of your Securities.

- **Potentially inconsistent research, opinions, or recommendations by JPMSI and UBS or their affiliates** — JPMSI, UBS and their affiliates publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. JPMSI, UBS and their affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the Securities. Any research, opinions or recommendations expressed by JPMSI, UBS or their affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities. Any such research, opinions or recommendations could affect the Underlying Index closing level or the value of the equity securities included in the Underlying Index, and therefore the market value of the Securities.
- **Uncertain tax treatment** — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about the tax treatment of the Securities as well as your own tax situation before investing in the Securities.

What Are the Tax Consequences of the Securities?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-12-A-I. As described therein, we and you will agree to characterize and treat the Securities for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the Securities as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the Securities should be treated as long-term capital gain or loss if you hold the Securities for more than one year, whether or not you are an initial purchaser of Securities at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Securities, in which case the timing and character of any income or loss on the Securities could be significantly and adversely affected. For example, the Securities could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended, as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-12-A-I, or as "contingent payment debt instruments."

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

The Dow Jones Industrial Average℠ (the "Underlying Index")

We have derived all information contained in this pricing supplement regarding the Dow Jones Industrial Average℠, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Dow Jones & Company, Inc. ("Dow Jones"). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. You should make your own investigation into the Underlying Index.

The Dow Jones Industrial Average℠ consists of 30 underlying securities that are intended to be representative of the broad market of U.S. industry. **The information on the Dow Jones Industrial Average℠ provided in this pricing supplement should be read together with the discussion under the heading "The Dow Jones Industrial Average℠" beginning on page PS-61 of the accompanying product supplement no. UBS-12-A-I.**

Historical Information

The following table sets forth the quarterly high and low closing levels for the Dow Jones Industrial Average^{SM}, as reported by Bloomberg Professional® service. **The historical levels of the Dow Jones Industrial Average^{SM} should not be taken as an indication of future performance.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	10940.55	10368.61	10503.76
4/1/2005	6/30/2005	10623.07	10012.36	10274.97
7/1/2005	9/30/2005	10705.55	10270.68	10568.70
10/3/2005	12/30/2005	10931.62	10215.22	10717.50
1/3/2006	3/31/2006	11317.43	10667.39	11109.32
4/3/2006	6/30/2006	11642.65	10706.14	11150.22
7/3/2006	9/29/2006	11718.45	10739.35	11679.07
10/2/2006	12/29/2006	12510.57	11670.35	12463.15
1/3/2007	3/30/2007	12786.64	12050.41	12354.35
4/2/2007	6/29/2007	13676.32	12382.30	13408.62
7/2/2007	9/28/2007	14000.41	12845.78	13895.63
10/1/2007	12/31/2007	14164.53	12743.44	13264.82
1/2/2008	3/31/2008	13056.72	11740.15	12262.89
4/2/2008	6/30/2008	13058.20	11346.51	11350.01
7/1/2008	9/30/2008	11782.35	10365.45	10850.66
10/1/2008	12/31/2008	10831.07	7552.29	8776.39
1/2/2009	3/31/2009	9034.69	6547.05	7608.92
4/1/2009	6/30/2009	8799.26	7761.60	8447.00
7/1/2009	9/29/2009	9829.87	8146.52	9742.20
10/1/2009*	10/27/2009*	10092.20	9487.67	9882.17

* As of the date of this pricing supplement, available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through October 27, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the historical performance of the Dow Jones Industrial Average^{SM} based on the weekly Underlying Index closing level from January 8, 1999 to October 23, 2009. The closing level of the Dow Jones Industrial Average^{SM} on October 27, 2009 was 9882.17.



Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical levels of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level. We cannot give you assurance that the performance of the Underlying Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding securities of JPMSI. The net proceeds received from the sale of the Securities will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the Securities.

We have agreed to indemnify UBS Financial Services and JPMSI against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services and JPMSI may be required to make relating to these liabilities as described in the prospectus and prospectus supplement. We have agreed that UBS Financial Services, Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Securities in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-40 of the accompanying product supplement no. UBS-12-A-I.